As filed with the Securities and Exchange Commission on May 2, 2016

SEC File No. 812-14255

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:

ALLIANZ FUNDS MULTI-STRATEGY TRUST

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

and

ALLIANZ GLOBAL INVESTORS U.S. LLC

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

May 2, 2016

Please direct all communications, notices and orders regarding this Application to:

George B. Raine, Esq.

Ropes & Gray LLP

800 Boylston St. Boston, MA 02199

Phone: (617) 951-7556

Fax: (617) 235-7447

Copies to:

Thomas J. Fuccillo, Esq.

Allianz Global Investors Fund Management LLC

1633 Broadway

New York, New York 10019

i

I. INTRODUCTION

Allianz Funds Multi-Strategy Trust (the “Trust”), Allianz Global Investors Fund Management LLC (the “Manager”) and Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) (collectively referred to as the “Applicants”) submit this second amended and restated application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trust, and to each existing and each future registered open-end management investment company or series thereof (each a “Fund” and collectively, “Funds”) which is advised by the Manager or any Covered Affiliate (as defined below) of the Manager and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trust.1 For purposes of this application, “Covered Affiliate” of the Manager refers to any entity controlling, controlled by or under common control with the Manager that the Manager’s Chief Compliance Officer (“CCO”) determines does not exercise voting and investment powers independently from the Manager and/or AllianzGI U.S. for the purposes of filings made on Schedule 13D or Schedule 13G.2 The CCO will make this determination both at the time that this exemptive relief is granted, as well as whenever any registered open-end management investment company seeks to rely on this exemptive relief, in addition to conducting a periodic review no less frequently than annually of the continuing completeness and appropriateness of the list of entities designated as Covered Affiliates. The CCO’s determination of Covered Affiliate status will be supported by the following factors:

•	Applicants and any affiliate with which they share operations (e.g., have physically shared offices, common management and IT systems, etc.) will be deemed Covered Affiliates.

•	Applicants will have written policies and procedures reasonably designed to prevent the dissemination of nonpublic portfolio holding information outside of Applicants’ business units to ensure that the voting and investment powers of affiliates that are not Covered Affiliates (“Excluded Affiliates”) are exercised independently from those of the Applicants (“Information Barrier Policies”).

[1]	All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.
[2]	The Commission has previously specified under which circumstances beneficial ownership should not be attributed among controlled entities and entities under common control, and therefore not aggregated for purposes of the Schedule 13D and 13G thresholds. See SEC Rel. 34-39538 (Feb. 17, 1998). While Schedule 13G generally requires aggregation of beneficial ownership of all entities under common control, the Commission has provided that “[i]n those instances where the organizational structure of the parent and related entities are such that the voting and investment powers over the subject securities are exercised independently, attribution may not be required for the purposes of determining whether a [13D or 13G] filing threshold has been exceeded….”Id.

•	Applicants will comply with the policies and procedures designed to prevent coordination of voting or investment power with Excluded Affiliates or sharing related non-public information about commonly held investment company securities.

•	Applicants and Excluded Affiliates will share no officers, directors or non-clerical employees who are involved in voting and investment powers in common with the Applicants and Excluded Affiliates.

•	Applicants and Excluded Affiliates may have common officers, directors and employees, but those persons’ duties do not include involvement in the exercise of voting and investment powers or awareness of specific securities positions that are not publicly available.

•	Applicants and Excluded Affiliates will not have a common compensation pool.

II. THE APPLICANTS

A. Allianz Funds Multi-Strategy Trust

The Trust, organized as a Massachusetts business trust, is registered under the Act as an open-end management investment company. The Trust currently consists of forty-two separate investment series, which each pursue different investment objectives and principal investment strategies. Each of eighteen series of the Trust currently pursues or may pursue its investment objective by investing in certain affiliated mutual funds and exchange-traded funds sponsored by the Manager and Pacific Investment Management Company LLC (“PIMCO”) in reliance on Section 12(d)(1)(G) of the Act, and/or in unaffiliated Exchange-Traded Funds (“ETFs”), mutual funds and other pooled vehicles.3 Initially, these Funds may rely on the requested order.

Other series of the Trust may in the future rely on the requested order to the extent that the investment manager believes the Fund would benefit from seeking exposure to an asset class or strategy by investment through investment companies. Other series of the Trust may in the future be structured as traditional “fund of funds” and seek to achieve their objective by investing primarily in other investment companies.

B. Allianz Global Investors Fund Management LLC

The Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Manager is a Delaware limited liability company and serves as investment manager to each of the Funds pursuant to an investment management agreement between the Manager and the Trust. The Manager employs sub-advisers to manage the assets of each Fund pursuant to sub-advisory agreements (each a “Sub-Advisory Agreement”) between the Manager and the particular sub-adviser.

[3]	The eighteen above-referenced series are: AllianzGI Retirement Income Fund, AllianzGI Retirement 2015 Fund, AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund, AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund, AllianzGI Global Megatrends Fund, AllianzGI Global Allocation Fund, AllianzGI Global Dynamic Allocation Fund, AllianzGI Emerging Markets Debt Fund, AllianzGI Global Fundamental Strategy Fund, AllianzGI Multi-Asset Real Return Fund, AllianzGI Structured Return Fund and AllianzGI U.S. Equity Hedged Fund.

The Manager is a wholly-owned indirect subsidiary of Allianz Asset Management of America L.P. (“AAMA”). AAMA’s sole general partner is Allianz Asset Management of America LLC. Allianz Asset Management of America LLC has three members: Allianz of America, Inc. (“Allianz of America”), a Delaware corporation that owns a 99.8% non-managing interest; Allianz Asset Management Aktiengesellschaft, a German company that owns a 0.1% non-managing interest; and Allianz Asset Management of America Holdings Inc., a Delaware corporation that owns a 0.1% managing interest. Allianz of America is a wholly-owned indirect subsidiary of Allianz SE. Allianz Asset Management of America Holdings Inc. is a wholly-owned subsidiary of Allianz Asset Management Aktiengesellschaft, which is an indirect subsidiary of Allianz SE. Allianz SE indirectly holds a controlling interest in AAMA. Allianz SE is a publicly-traded European-based, multinational insurance and financial services holding company.

Allianz SE is the indirect parent company to over 850 insurance-related entities in over 70 countries and 240 other entities not primarily engaged in the asset management business in over 25 countries, all of which are affiliates of the Applicants through the common ultimate indirect ownership of Allianz SE. To the extent applicable to affiliates not designated as Covered Affiliates of the Manager, the Applicants are not privy to the holdings of funds managed by such affiliates, and the Applicants have no practicable manner of accessing detailed holdings information for those affiliates beyond what is publicly available, and will not have such access so long as they intend to not treat such affiliates as Covered Affiliates for the purposes of this Application. The Applicants have no business dealings other than arm’s-length client relationships of the sort that the Applicants have with unaffiliated third-party clients with such independent Allianz SE affiliates in connection with advisory services provided, nor do the Applicants conduct shared operations with, refer clients or business to, or have them refer prospective clients to the Applicants. The Applicants do not share supervised persons or IT systems with affiliates that are not Covered Affiliates. While certain offices of the Applicants may be in the same building as such affiliates, the Applicants and such affiliates maintain separate office spaces and the Applicants have no reason to believe that their relationship with such affiliates creates a conflict of interest for the Applicants’ clients. Furthermore, the Manager and AllianzGI U.S., in conjunction with the granting of this Application, will become subject to a Non-Coordination Policy under which the advisory entities under Allianz Global Investors U.S. Holdings LLC (“AllianzGI U.S. Holdings”), which includes the Manager and AllianzGI U.S., will not engage in the coordination of (or threat of coordination of) redemptions out of open-end investment vehicles whose shares are held by funds or accounts advised by the investment advisory subsidiaries of AllianzGI U.S. Holdings or other Covered Affiliates or the coordination of (or threat of coordination of) voting such securities.

The Manager currently has three investment management affiliates that are also indirect subsidiaries of AAMA, two of which, NFJ Investment Group LLC (“NFJ”) and AllianzGI U.S., manage one or more of the Funds.4 Each Sub-Adviser is registered as an investment adviser under the Advisers Act.

[4]	NFJ and AllianzGI U.S., together with any other sub-adviser within the meaning of section 2(a)(20)(B) of the Act, constitute the “Sub-Advisers” and each a “Sub-Adviser.” The Applicants note that they do not have any unaffiliated sub-advisers at this time.

C. Allianz Global Investors U.S. LLC

AllianzGI U.S. is registered as an investment adviser under the Advisers Act and is organized as a Delaware limited liability company. Pursuant to a Sub-Advisory Agreement between the Manager and AllianzGI U.S., AllianzGI U.S. is currently the Sub-Adviser and provides investment advisory services to a number of the Funds, including the eighteen Funds that the Applicants expect would initially rely on the requested order. AllianzGI U.S. provides investment management services across a broad class of assets including equity, fixed income, convertibles and other securities and derivative instruments.

III. REQUESTED RELIEF

A. Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)5 or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”); and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B). Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt Applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

B. Other Investments by Same Group Funds of Funds

Applicants also request an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Same Group Fund of Funds”) and that otherwise complies with Rule 12d1-2 under the Act

[5]

Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”). Such ETFs also may have received exemptive relief to permit other investment companies to invest in their shares in excess of the limits of Section 12(d)(1)(A).

to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in futures, options, swaps and other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants note that the Trust is currently able to rely on an exemptive order issued to an affiliate of the Manager, namely PIMCO, that provides nearly identical relief for Other Investments (see PIMCO Funds, et. al., Investment Company Act Rel. No 28331 (July 17, 2008) (Notice), Investment Company Act Rel. No. 28356 (August 12, 2008) (Order)). Nevertheless, given the close connection between the relief sought under Section III.A. above and this relief and the merits to keeping both forms of relief under a single order with a single set of conditions, the Applicants respectfully request that this relief be issued in connection with the current Application.

Consistent with its fiduciary obligations under the Act, the board of trustees (“Board”) of each Same Group Fund of Funds will review the advisory fees charged by the investment advisers to such Same Group Fund of Funds to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

IV. LEGAL ANALYSIS

A. Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Funds of Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.6

[6]	The Staff has provided guidance regarding the conditions to qualify as being within the “same group of investment companies.” See MassMutual Institutional Funds, SEC Staff No-Action Letter (Oct. 19, 1998).

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under this Section, the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.7

In 2006, the Commission adopted Rule 12d1-2 under the Act.8 That rule permits a registered open-end investment company or a registered UIT relying on Section 12(d)(1)(G) of the Act to acquire:

(1) securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2) securities (other than securities issued by an investment company); and

(3) securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1(d)(2).

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”9 The Applicants note that the staff of the Commission (“Staff”) recently provided no-action relief to allow a fund of funds in the same group of investment companies to invest a portion of its assets in investments that might not be securities under the Act, consistent with the fund of funds’ investment objectives, policies and restrictions.

[7]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43–44.
[8]	See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).
[9]	See Adopting Release at 17–18.

B. Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C. Investments by Funds of Funds in Unaffiliated Funds

1. Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).10 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a. No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Manager; any Covered Affiliate of the Manager; any Excluded Affiliate primarily engaged in the business of asset management who

[10]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966) (the “PPI Report”).

acts in concert with the above entities with respect to the voting or redemption of Underlying Fund shares; and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Manager, by any Covered Affiliate of the Manager, or by such Excluded Affiliate mentioned above (the “Management Group”) from controlling (whether individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act (provided that any calculation of holdings shall include the holdings of any Excluded Affiliate primarily engaged in the business of asset management where the Manager either (a) has notice of such holdings through a reasonable periodic review of publicly available holdings disclosures,11 or (b) has actual knowledge of such holdings (the “Known Excluded Affiliate Asset Management Holdings”)).12 The same prohibition would apply to any Sub-Adviser; any Covered Affiliate of a Sub-Adviser that is controlling, controlled by, or under common control with the Manager; any person controlling, controlled by or under common control with a Sub-Adviser that is not a Covered Affiliate of the Manager; and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by a Sub-Adviser or any Covered Affiliate of a Sub-Adviser (the “Sub-Advisory Group”). If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, additional information, or some other reason, the Management Group or Sub-Advisory Group, together with the Known Excluded Affiliate Asset Management Holdings, becomes aware that it is a holder of more than 25 percent of the outstanding voting securities of an Unaffiliated Fund, then the applicable Applicant(s) or Covered Affiliate(s) that own shares in the same Unaffiliated Fund will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares and will, within a reasonable period of time, consistent with their reasonable assessment of their fiduciary obligations and the best interests of shareholders, reduce the known ownership of the Unaffiliated Fund to under 25 percent of the Unaffiliated Fund’s shares when aggregated with the Known Excluded Affiliate Asset Management Holdings, or to such a level that the relevant Applicant(s) or Covered Affiliate(s) are no longer investing in the Unaffiliated Fund in reliance on this Order.

Applicants further state that Condition 2 precludes a Fund of Funds or the Manager, any Sub-Adviser, any Covered Affiliate of the Manager or Sub-Adviser, any promoter or principal underwriter of a Fund of Funds, any person controlling any of those entities, and any entity controlling, controlled by or under common control with the Manager that is (a) a subsidiary of a business unit directly or indirectly under Allianz Asset Management AG (or any successor entity thereto), which is Allianz SE’s subsidiary that acts as a holding company for Allianz SE’s asset management business, and/or (b) has any material business relationship with, coordinates investment activities with, or shares with or otherwise provides access to portfolio holdings information to the Applicants (other than clients of the Applicants whose relationship with the Applicants is based on a third-party advisory agreement negotiated at arm’s length) (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to

[11]	The Applicants expect that the review described in this definition would currently include information related to the PIMCO-advised funds.
[12]

The Applicants note that, for purposes of monitoring compliance with Condition 1, the Manager and/or AllianzGI U.S., as the case may be, will conduct a reasonable periodic review of the publicly available holdings disclosures of such affiliates (i) at the time of each purchase of an Unaffiliated Fund, and (ii) on a regular, periodic basis (e.g., quarterly).

transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter, and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.13

b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager or an affiliated person of the Manager in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

[13]	An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Any sales charges and/or service fees, as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”),14 charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

c. Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2. Section 17(a). Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Manager and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities. In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[14]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

Applicants believe that the proposed transactions satisfy the standards for relief under Sections 17(b) and 6(c) of the Act, as the terms are fair and reasonable and do not involve overreaching.15 Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.16 Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.

D. Other Investments by Same Group Funds of Funds

Applicants believe that permitting Same Group Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund-of-funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Same Group Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments. Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Funds of Funds may invest a portion of their assets in Other Investments. Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

[15]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by a Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.
[16]

Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, Applicants also request relief from Section 17(a) of the Act for those in-kind transactions. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds, because an investment adviser to the ETF is also an investment adviser to the Fund of Funds.

V. PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to Great-West Funds, Inc. (Great-West Funds), Investment Company Act Rel. No. 31262 (September 24, 2014) (Notice), Investment Company Act Rel. No. 31295 (October 20, 2014) (Order) (the “Great-West Funds Order”). Great-West Funds requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act, under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) of the Act, and under Section 6(c) from Rule 12d1-2(a) under the Act. The Great-West Funds Order permitted Great-West Funds funds of funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Great-West Funds Order also allowed funds of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of Section 2(a)(36) the Act. We note, however, that the Great-West Funds Order did not include a definition equivalent to “Covered Affiliate,” which has been added by the Applicants to this submission in consideration of the global scale and complex ownership structure of the overall Allianz organization.17

Reference is made to KP Funds, et al. (KP Funds), Investment Company Act Rel. No. 30545 (June 3, 2013) (Notice), Investment Company Act Rel. No. 30586 (July 1, 2013) (Order) (the “KP Funds Order”). The KP Funds Order permitted KP Funds funds of funds to acquire

[17]	For example, with respect to PIMCO, which would not be a Covered Affiliate under the order (and thus cannot rely on the order), the Applicants and PIMCO operate separately, purposefully do not coordinate activities or share non-public portfolio holdings information with each other, and largely operate as competitors in the asset management marketplace. The Applicants and PIMCO are two independently managed businesses that have intentionally separate operations. Each has a similar degree of insight into the other’s client holdings as two unaffiliated asset managers might have. While PIMCO and the Applicants are technically under common control by AAMA, PIMCO and the Applicants operate separately (i.e., physically separate offices, different IT systems, and different management) and independently. This separateness is maintained internally and recognized in the industry, by the press, and by third-party commentators. The co-head and chief investment officer of the global Allianz Global Investors business (“AllianzGI”), the Allianz business unit comprised of Allianz Global Investors GmbH, Allianz Global Investors U.S. Holdings LLC, and their respective subsidiaries, has publicly noted that AllianzGI and PIMCO are “two independently managed asset companies” and that “[o]ne doesn’t know what the other is going to do… [T]here’s nothing in the [corporate] structure that will somehow regulate or prevent any competition” between AllianzGI entities (including the Applicants) and PIMCO. See “AllianzGI Now Competing with Sibling PIMCO,” Pensions & Investments (Nov. 12, 2012), available at http://www.pionline.com/article/20121112/PRINT/311129977/allianzgi-now-competing-with-sibling-pimco. In addition, PIMCO employs a separate distributor from funds managed by the Applicants.

Although PIMCO and AllianzGI aggregate holdings for the purposes of filings made on Form 13F, such filings are made only on a 45-day-lag basis once per quarter, which significantly reduces the compliance burden in aggregating holdings. Such 13F filings do not require the sharing of any information that would affect the Applicants’ and PIMCO’s independent exercise of voting and investment powers over the portfolio holdings of the funds that they manage.

shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The KP Funds Order also allowed funds of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to Massachusetts Financial Services Company, et al. (MFS) Investment Company Act Rel. No. 28649 (Mar. 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (Apr. 14, 2009) (Order) (the “MFS Order”). The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Additional reference is made to Lincoln Variable Insurance Products Trust, et al. (Lincoln), Investment Company Act Rel. No. 29168 (Mar. 5, 2010) (Notice), Investment Company Act Rel. No. 29196 (Mar. 31, 2010) (Order) (the “Lincoln Order”) and to Aston Funds, et al. (Aston), Investment Company Act Rel. No 29400 (Aug. 8, 2010) (Notice), Investment Company Act Rel. No. 29433 (Sept. 27, 2010) (Order) (the “Aston Order”). The Lincoln Order and the Aston Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the Lincoln funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The Lincoln Order and the Aston Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2, to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is also made to BNY Mellon Funds Trust, et al., Investment Company Act Rel. No. 31245 (September 9, 2014) (Notice), Investment Company Act Rel. No. 31279 (October 7, 2014) (Order); Absolute Shares Trust, et al., Investment Company Act Rel. No. 31079 (June 12, 2014) (Notice), Investment Company Act Rel. No. 31150 (July 8, 2014) (Order); BMO Funds, Inc., et al., Investment Company Act Rel. No. 31064 (May 30, 2014) (Notice), Investment Company Act Rel. No. 31132 (June 25, 2014) (Order); and Fifth Third Funds, et. al., Investment Company Act Rel. No 29819 (September 22, 2011) (Notice), Investment Company Act Rel. No. 29839 (October 18, 2011) (Order). Each of these applications requested and was granted substantially similar relief to that requested by the Applicants.

VI. APPLICANTS’ CONDITIONS

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1. The members of the Management Group and the Sub-Advisory Group will not control (whether individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act (provided that any calculation of holdings for the purposes of control shall include the Known Excluded Affiliate Asset Management Holdings). If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, additional information, or some other reason, the Management Group or Sub-Advisory Group, together with the Known Excluded Affiliate Asset Management Holdings, becomes aware that it is a holder of more than 25 percent of the outstanding voting securities of an Unaffiliated Fund, then the applicable Applicant(s) or Covered Affiliate(s) that own shares in the same Unaffiliated Fund will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares and will, within a reasonable period of time, consistent with their reasonable assessment of their fiduciary obligations and the best interests of shareholders, reduce the known ownership of the Unaffiliated Fund to under 25 percent of the Unaffiliated Fund’s shares when aggregated with the Known Excluded Affiliate Asset Management Holdings, or to such a level that the relevant Applicant(s) or Covered Affiliate(s) are no longer investing in the Unaffiliated Fund in reliance on this Order. This condition will not apply to a member of the Sub-Advisory Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Manager and any Sub-Adviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Directors/Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Directors/Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7. Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Manager will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Manager, or an affiliated person of the Manager, other than any advisory fees paid to the Manager or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Funds of Funds

Applicants agree that the relief to permit Same Group Funds of Funds to invest in Other Investments shall be subject to the following condition:

13. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments, as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address for each is: 1633 Broadway, New York, NY 10019. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s limited liability company agreement or declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its executive committee or board of trustees, as applicable; that by resolution duly adopted and attached to the Application as Exhibits A-1, A-2 and A-3, or by the other authority referred to therein, the executive committee or board of trustees of each Applicant has authorized any officer of such Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this Application and that such authorization still remains in effect.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 through B-3 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on the 2nd day of May, 2016.

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Lawrence Altadonna
Name:	Lawrence Altadonna
Title:	Director

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director

APPENDIX A

SUMMARY OF DEFINED TERMS

“AAMA,” as defined in paragraph 2 of section B in Part II, means Allianz Asset Management of America L.P.

“Act,” as defined on the cover page, means the Investment Company Act of 1940, as amended.

“Adopting Release,” as defined in footnote 8, means Investment Company Act Rel. 27399 (June 20, 2006).

“Advisers Act,” as defined in paragraph 1 of section B in Part II, means the Investment Advisers Act of 1940, as amended.

“Affiliated Funds,” as defined in paragraph 1 of section A in Part III, means registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds.

“Affiliated Underwriting,” as defined in paragraph 3 of C.1.a in Part IV, means offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate.

“Allianz of America,” as defined in paragraph 2 of section B in Part II, means Allianz of America, Inc.

“AllianzGI U.S. Holdings,” as defined in paragraph 3 of section B in Part II, means Allianz Global Investors U.S. Holdings LLC.

“AllianzGI U.S.,” as defined in paragraph 1 of Part I, means Allianz Global Investors U.S. LLC.

“AllianzGI,” as defined in footnote 17, means Allianz Global Investors, the Allianz business unit comprised of Allianz Global Investors GmbH, Allianz Global Investors U.S. Holdings LLC, and their respective subsidiaries.

“Applicants,” as defined in paragraph 1 of Part I, means Allianz Funds Multi-Strategy Trust, Allianz Global Investors Fund Management LLC and Allianz Global Investors U.S. LLC.

“Application,” as defined in paragraph 1 of Part I, means this second amended and restated application.

“Board,” as defined in paragraph 2 of section B in Part III, means the board of trustees.

“Covered Affiliate” is defined in paragraph 2 of Part I.

“Excluded Affiliates,” as defined in the second bullet under paragraph 2 of Part I, means affiliates that are not Covered Affiliates.

“Fund of Funds Affiliate” is defined in paragraph 3 of C.1.a in Part IV.

“Fund of Funds,” as defined in paragraph 1 of section A in Part III, means a Fund that operates as a “fund of funds”.

“Information Barrier Policies,” is defined in the second bullet under paragraph 2 of Part I.

“Known Excluded Affiliate Asset Management Holdings” is defined in paragraph 2 of C.1.a in Part IV.

“Management Group” is defined in paragraph 2 of C.1.a in Part IV.

“Manager,” as defined in paragraph 1 of Part I, means Allianz Global Investors Fund Management LLC.

“NASD Conduct Rule 2830,” as defined in paragraph 2 of C.1.b in Part IV, means Rule 2830 of the Conduct Rules of the NASD.

“NFJ,” as defined in paragraph 4 of section B in Part II, means NFJ Investment Group LLC.

“Other Investments,” as defined in paragraph 1 of section B in Part III, means investments in futures, options, swaps and other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act.

“Participation Agreement,” as defined in paragraph 4 of C.1.a in Part IV, means an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the requested order.

“PIMCO,” as defined in paragraph 1 of section A in Part II, means Pacific Investment Management Company LLC.

“PPI Report,” as defined in footnote 8, means the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966).

“Same Group Fund of Funds”,” as defined in paragraph 1 of section B in Part III, means any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act.

“Sub-Advisory Agreement,” as defined in paragraph 1 of section B in Part II, means a sub-advisory agreement pursuant to which the Manager employs sub-advisers to manage the assets of each Fund.

“Sub-Advisory Group” is defined in paragraph 2 of C.1.a in Part IV.

“Trust,” as defined in paragraph 1 of Part I, means Allianz Funds Multi-Strategy Trust.

“UITs,” as defined in paragraph 1 of section A in Part III, means unit investment trusts.

“Unaffiliated Fund Affiliate,” as defined in paragraph 3 of C.1.a in Part IV, means an Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter, and any person controlling, controlled by or under common control.

“Unaffiliated Funds,” as defined in paragraph 1 of section A in Part III, means Unaffiliated Trusts together with the Unaffiliated Investment Companies.

“Unaffiliated Investment Companies,” as defined in paragraph 1 of section A in Part III, means registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds.

“Unaffiliated Trusts,” as defined in paragraph 1 of section A in Part III, means UITs that are not part of the same “group of investment companies” as the Fund of Funds.

“Underlying Funds,” as defined in paragraph 1 of section A in Part III, means Affiliated Funds together with the Unaffiliated Funds.

“Underwriting Affiliate,” as defined in paragraph 3 of C.1.a in Part IV, means an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board or employee is an affiliated person.

EXHIBIT INDEX

A-1.	Certification of Allianz Funds Multi-Strategy Trust pursuant to Rule 0-2(c)(1)

A-2.	Certification of Allianz Global Investors Fund Management LLC pursuant to Rule 0-2(c)(1)

A-3.	Certification of Allianz Global Investors U.S. LLC pursuant to Rule 0-2(c)(1)

B-1.	Verification of Allianz Funds Multi-Strategy Trust pursuant to Rule 0-2(d)

B-2.	Verification of Allianz Global Investors Fund Management LLC pursuant to Rule 0-2(d)

B-3.	Verification of Allianz Global Investors U.S. LLC pursuant to Rule 0-2(d)

EXHIBIT A-1

ALLIANZ FUNDS MULTI-STRATEGY TRUST

CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

The undersigned hereby certifies that he is the duly elected President and Chief Executive Officer of Allianz Funds Multi-Strategy Trust (the “Trust”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following by vote at a meeting duly called and held on June 24, 2013 in accordance with the By-laws of the Trust:

RESOLVED, that the appropriate officers of Allianz Funds Multi-Strategy Trust (the “Trust”) be, and they hereby are, authorized to file on behalf of the Trust an application for exemptive relief pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), and any amendments thereto, with the Securities and Exchange Commission for an order to seek exemption from Section 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit the Trust and each applicable series to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) of the 1940 Act and to permit series of the Trust relying on Rule 12d1-2 under the 1940 Act to invest in certain financial instruments that may not be considered securities under the 1940 Act.

Dated: May 2, 2016

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

EXHIBIT A-2

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

The undersigned hereby certifies that he is the Director of Allianz Global Investors Fund Management LLC (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Management Board of the Company adopted the following resolution on June 25, 2013:

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application for exemptive relief pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), and any amendments thereto, with the Securities and Exchange Commission, for an order to seek exemption from Section 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit each existing and future series of Allianz Funds Multi-Strategy Trust (the “Trust”) and each existing and each future registered open-end management investment company or series thereof which is advised by the Company or any entity controlling, controlled by or under common control with the Company and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) of the 1940 Act and to permit any series relying on Rule 12d1-2 under the 1940 Act to invest in certain financial instruments that may not be considered securities under the 1940 Act.

Dated: May 2, 2016

By:	/s/ Lawrence Altadonna
Name:	Lawrence Altadonna
Title:	Director

EXHIBIT A-3

ALLIANZ GLOBAL INVESTORS U.S. LLC

CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

The undersigned hereby certifies that she is the Managing Director of Allianz Global Investors U.S. LLC (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Executive Committee of the Company’s parent, AllianzGI U.S. Holdings LLC adopted the following resolution on July 25, 2013:

RESOLVED, that the appropriate officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application for exemptive relief pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), and any amendments thereto, with the Securities and Exchange Commission, for an order to seek exemption from Section 17(a), 12(d)(1)(A) and 12(d)(1)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”), to permit each existing and future series of Allianz Funds Multi-Strategy Trust (the “Trust”) and each existing and each future registered open-end management investment company or series thereof which is advised by the Company or any entity controlling, controlled by or under common control with the Company and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust to invest in affiliated and non-affiliated open-end investment companies in excess of the limits of Section 12(d)(1)(A) of the 1940 Act and to permit any series relying on Rule 12d1-2 under the 1940 Act to invest in certain financial instruments that may not be considered securities under the 1940 Act.

Dated: May 2, 2016

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director

EXHIBIT B-1

ALLIANZ FUNDS MULTI-STRATEGY TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on May 2, 2016 for and on behalf of Allianz Funds Multi Strategy Trust (the “Trust”); that he is an Officer of the Trust; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

May 2, 2016

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer

EXHIBIT B-2

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on May 2, 2016 for and on behalf of Allianz Global Investors Fund Management LLC (“AGIFM”); that he is the Director of AGIFM; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

May 2, 2016

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Lawrence Altadonna
Name:	Lawrence Altadonna
Title:	Director

EXHIBIT B-3

ALLIANZ GLOBAL INVESTORS U.S. LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned, being duly deposed and sworn, deposes and states that she has duly executed the attached Application for an Exemptive Order on May 2, 2016 for and on behalf of Allianz Global Investors U.S. LLC (“AllianzGI U.S.”); that she is the Managing Director of AllianzGI U.S.; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

May 2, 2016

ALLIANZ GLOBAL INVESTORS U.S. LLC

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director